August 17, 2017

To Whom It May Concern:

Company Name:	Coca-Cola Bottlers Japan Inc
Representative:	Tamio Yoshimatsu, Representative Director and President (Ticker 2579, First Section of Tokyo Stock Exchange and Fukuoka Stock Exchange)
Inquiry:	Kenji Harada Head of General Affairs Tel. (03) 6896-1709

Announcement of change of the largest shareholder among the major shareholders

We hereby announce that we confirmed today (August 17, 2017) that there will be a change of our largest shareholder among our major shareholders as follows.

1. History of change
Today (August 17, 2017), Coca-Cola (Japan) Co., Ltd. submitted a large shareholding report (change report) to the Kanto Local Finance Bureau, and we have confirmed that there will be a change of our largest shareholder among the major shareholders on September 7, 2017 or the day separately agreed by European Refreshments and Coca-Cola (Japan) Co., Ltd.

2. Summary of changing shareholder
(1)	Name	Coca-Cola (Japan) Co., Ltd.
(2)	Address	4-6-3 Shibuya, Shibuya-ku, Tokyo
(3)	Title and name of representative	Representative Director & President Jorge Garduño
(4)	Businesses	Manufacturing and selling soft drinks
(5)	Capital stock	3.6 billion yen

3. The number of voting rights owned by the said shareholder and the ratio of the owned voting rights before and after the change
	Number of voting rights (Number of shares owned)	Ratio against the number of voting rights of all shareholders*	Ranking among major shareholder
Before (as of June 30, 2017)	125,020 rights (12,502,015 shares)	6.16%	3rd place
After	279,561 rights (27,956,199 shares)	13.76%	1st place

*The number of shares deducted from the total number of shares issued, as shares without voting rights	3,169,593 shares
Total number of shares issued as of June 30, 2017	206,268,593 shares

4. Future prospects
This matter is based on the submission of the large shareholding report (change report), and there is nothing special to be noted with respect to the future prospects.

End